September 26, 2007

Via U.S. Mail and Facsimile

Colin K. Benner
Chief Executive Officer
Lundin Mining Corporation
Suite 2101
855 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8

RE:		Lundin Mining Corporation
		Form 40-F for the fiscal year ended December 31, 2006
		File No. 1-33086

Dear Mr. Benner:

      We have limited our review of your Form 40-F for the fiscal year ended December 31, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note that Exhibit 99.1 to your 40-F for the fiscal year ended
December 31, 2006, states that through your subsidiaries you hold interests in properties in a number of countries, including Iran. We note also that your website previously discussed your participation in the Lundin Group of Companies which you identified as including Tanganyika Oil Company Ltd., a company you identified as having operations in Syria. Your website also described the Lundin Group of
Companies as including Lundin Petroleum AB, a company reported to conduct operations in Sudan.
In light of the fact that Iran, Sudan and Syria have been identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls, please describe your current, past and anticipated contacts with these countries, whether directly or through subsidiaries or affiliated entities or other indirect arrangements. Discuss the materiality of the contacts to you, and whether, individually or in the aggregate, they constitute a material investment risk to your security holders.
2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.
In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to certain terrorist-sponsoring countries.
The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. A number of U.S. states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan and/or Iran. Finally, Harvard
University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with
Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.
3. Advise us whether you have provided into Iran any products, including component parts, or any services, that have military uses;
and whether, to the best of your knowledge, understanding or belief, any such products and/or services have been put to military use by the Iranian government and, if so, the uses to which they have been put.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.



      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Roger Schwall
		Division of Corporation Finance
Colin K. Benner
Lundin Mining Corporation
September 26, 2007
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE